UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Information Regarding 2026 Annual General Meeting

GeoPark Limited announces that, in connection with the nomination of director candidates for election at the 2026 Annual General Meeting, the Board of Directors evaluated the independence of the nominees and determined that the following nominees qualify as independent directors under the Company’s Corporate Governance Guidelines and the applicable independence standards of the U.S. Securities and Exchange Commission and the New York Stock Exchange:

•	Robert Bedingfield

•	Brian Maxted

•	Carlos Macellari

•	Constantin Papadimitriou

•	Camilo Martínez Beltrán

The Notice of Annual General Meeting and related meeting materials remain unchanged.

Shareholders who have already voted may change their vote until 12:00 a.m. EDT on July 13, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: June 29, 2026